UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TCW DIRECT LENDING LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Limited Liability Company Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Meredith S. Jackson

Executive Vice President and General Counsel

The TCW Group, Inc.

865 S. Figueroa Street

Los Angeles, CA 90017

(213) 244-0000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Adrian Rae Leipsic, Esq.

Adam E. Fleisher, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,183,756,868.00	$147,377.73
*	Calculated solely for purposes of calculating the filing fee. This amount is based upon the aggregate maximum net asset value of Units being exchanged.
**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $147,377.73	Filing Party: TCW Direct Lending LLC
Form or Registration No.: Schedule TO	Date Filed: May 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “Commission”) by TCW Direct Lending LLC (“Direct Lending”), a Delaware limited liability company that is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), on May 21, 2018, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Direct lending with the Commission on May 31, 2018 (as so amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer to exchange outstanding common limited liability company units of Direct Lending that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer (the “Exchange Offer”) for an equivalent number of shares of common stock of TCW Middle Market Lending Opportunities BDC, Inc., a Delaware corporation and wholly owned subsidiary of Direct Lending that will operate as a closed-end, non-diversified management investment company and will elect to be regulated as a BDC under the 1940 Act, upon the terms and subject to the conditions set forth in the offer to exchange dated May 21, 2018 (the “Offer to Exchange”), the related subscription agreement (the “Subscription Agreement”) and in the related letter of transmittal and instructions thereto (the “Letter of Transmittal”).

This Amendment No. 2 to the Schedule TO should be read in conjunction with the Schedule TO, the Offer to Exchange, the Subscription Agreement and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Except as amended hereby to the extent specifically provided herein, all terms of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

1. Page 1 of the Offer to Exchange is amended and supplemented by deleting the second paragraph of the answer to the question, “What are the principal differences between the terms of Direct Lending and the Extension Fund?” and replacing it with the following:

There are certain differences in the management and incentive fee structure and other management arrangements between Direct Lending and the Extension Fund, which are more fully described elsewhere in this Offer to Exchange. However, the fees paid by the Extension Fund will differ from and, in certain circumstances, may be higher than those paid by Direct Lending. For example, the Extension Fund’s fee structure is different from that of Direct Lending and the hurdle rate in the Extension Fund’s fee structure is 7% (versus 9% at Direct Lending).

Private funds with limited terms, like Direct Lending, commonly have management fees determined by reference to invested capital and incentive fees that are earned after capital is returned. By contrast, the fee structure adopted by the Extension Fund is in line with that generally used by other publicly traded BDCs, which have an indefinite term, and accordingly calculate their management fee based on the value of the BDC’s assets (including assets funded with borrowed amounts) in any particular period, as determined in accordance with the applicable requirements of the 1940 Act and generally accepted accounting principles in the United States (“U.S. GAAP”), and incentive fees based on investment income, calculated quarterly, and realized capital gains, calculated annually.

Please see “Comparison of Principal Terms of Direct Lending and the Extension Fund” for a description of these differences, as well as “Comparative Fees and Expenses,” “Comparison of Unitholders’ and Stockholders’ Rights,” “Management and Other Agreements of Direct Lending” and “Management and Other Agreements of the Extension Fund.”

2. Page 2 of the Offer to Exchange is amended and supplemented by deleting the answer to the question, “How do the Extension Fund’s investment objective and policies differ from those of Direct Lending?” and replacing it with the following:

The Extension Fund will have substantially the same investment objective and policies as Direct Lending, and both Direct Lending and the Extension Fund are or will be externally managed by the Adviser, and will have the same portfolio management team. However, the fees paid by the Extension Fund will differ from and, in certain circumstances, may be higher than those paid by Direct Lending.

See “Comparative Fees and Expenses,” “Comparison of Principal Terms of Direct Lending and the Extension Fund” and “Comparison of Unitholders’ and Stockholders’ Rights.”

Direct Lending has elected, and the Extension Fund will elect, to be regulated as a BDC under the 1940 Act. Direct Lending has elected, and the Extension Fund will elect, to be treated as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Internal Revenue Code” or the “Code”), and both Direct Lending and the Extension Fund intend to comply with the requirements to qualify as a RIC annually.

Direct Lending currently engages, and the Extension Fund will engage, in use of leverage through bank borrowing and therefore they are subject to similar principal investment risks. However, their respective exposure to such risks may vary, with the Extension Fund having potentially greater exposure than Direct Lending to certain risks after the Exchange because the Extension Fund will make new investments after the Exchange and may utilize more leverage than the historical leverage used by Direct Lending. By contrast, the Direct Lending Commitment Period has ended and Direct Lending generally can no longer make new investments. See “Summary—The Split-Off Transaction—Leverage.”

3. Page 14 of the Offer to Exchange is amended and supplemented by deleting the paragraph above the heading “—The Split-Off Transaction” and replacing it with the following:

Following completion of the Exchange (as described below), the Extension Fund will own a pro rata share of all of the assets and liabilities that are held by Direct Lending immediately prior to the completion of the Exchange, including each of Direct Lending’s portfolio investments, in proportion to the number of Units that are validly tendered and accepted for exchange in the exchange offer.

The investment objectives and policies of the Extension Fund will be substantially the same as those of Direct Lending. However, the fees paid by the Extension Fund will differ from and, in certain circumstances, may be higher than those paid by Direct Lending. For example, the Extension Fund’s fee structure is different from that of Direct Lending and the hurdle rate in the Extension Fund’s fee structure is 7% (versus 9% at Direct Lending). See “Comparison of Principal Terms of Direct Lending and the Extension Fund.”

Private funds with limited terms, like Direct Lending, commonly have management fees determined by reference to invested capital and incentive fees that are earned after capital is returned. By contrast, the fee structure adopted by the Extension Fund is in line with that generally used by other publicly traded BDCs, which have an indefinite term, and accordingly calculate their management fee based on the value of the BDC’s assets (including assets funded with borrowed amounts) in any particular period, as determined in accordance with the applicable requirements of the 1940 Act and U.S. GAAP, and incentive fees based on income, calculated quarterly, and realized capital gains, calculated annually. See “Comparative Fees and Expenses,” “Comparison of Principal Terms of Direct Lending and the Extension Fund” and “Comparison of Unitholders’ and Stockholders’ Rights.”

The Extension Fund’s board, including a “required majority” as defined in Section 57(o) of the 1940 Act, approved the Extension Fund’s fee structure as set forth in the Extension Fund’s investment advisory agreement with the Adviser (the “Extension Fund Advisory Agreement”) on May 21, 2018. Based on the information reviewed and the discussion thereof, the board concluded that the investment advisory fee rates are reasonable in relation to the services to be provided. See “Management and Other Agreements of the Extension Fund—Investment Advisory Agreement—Board Approval of the Advisory Agreement” for a list of factors considered by the Extension Fund’s board.

In addition, the organizational documents of the Extension Fund will permit, without stockholder approval, an IPO or a Listing. Subsequent to the closing of the exchange offer, subject to market conditions, the Extension Fund expects to conduct an IPO. However, there can be no assurance when an IPO will, if ever, be completed.

4. Page 16 of the Offer to Exchange is amended and supplemented by deleting the paragraph immediately following the bullet point list under the heading “—Other Exchange Steps” and replacing it with the following:

See “The Split Off Transaction,” “Management and Other Agreements of the Extension Fund,” “Description of New Subscription Agreement.” The completion of the exchange offer, together with the Other Exchange Steps, is referred to as the “Exchange.”

The terms and conditions of the Extension Fund Credit Facility and of the New Direct Lending Credit Facility are expected to be substantially similar to those of the Existing Direct Lending Credit Facility. See “Description of Certain Indebtedness of Direct Lending and the Extension Fund.”

5. Page 17 of the Offer to Exchange is amended and supplemented by adding the following section immediately after the section titled “—Comparison of Principal Terms of Direct Lending and the Extension Fund”:

Leverage

Direct Lending currently engages, and the Extension Fund will engage, in use of leverage through bank borrowing. However, the Extension Fund may utilize more leverage than the historical leverage used by Direct Lending because the Extension Fund will make new investments after the Exchange. By contrast, the Direct Lending Commitment Period has ended and Direct Lending generally can no longer make new investments.

The amount of leverage that the Extension Fund may use is constrained by the 1940 Act and the Extension Fund’s credit facility (the “Extension Fund Credit Facility”). The amount of leverage that the Extension Fund may employ at any particular time will depend on, among other things, the Extension Fund’s board of directors’ and the Adviser’s assessment of market and other factors at the time of any proposed borrowing. In March 2018, an amendment to Section 61(a) of the 1940 Act (the “SBCAA”) was signed into law to permit BDCs to reduce their minimum “asset coverage” ratio from 200% to 150%, so long as certain approval and disclosure requirements are satisfied. The Extension Fund’s plan with respect to reducing its minimum asset coverage ratio has yet to be determined, although it is not currently contemplated that the Extension Fund will lower its minimum asset coverage ratio as permitted by the SBCAA in the near term. However, if the Extension Fund lowers its minimum asset coverage ratio pursuant to the SBCAA after the Exchange, it may be able to incur additional indebtedness in the future.

Stockholders may face increased investment risk as a result of any additional indebtedness that the Extension Fund incurs after the completion of the Exchange. In addition, since the calculation of the Extension Fund Management Fee will be based on gross assets, including assets acquired through the incurrence of debt, the Extension Fund Management Fee could increase if it incurs additional indebtedness and gross assets increase. See “Risk Factors—Risks Related to the Extension Fund’s Business and Structure—The Extension Fund will borrow money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing with the Extension Fund.” and “Risk Factors—Risks Related to the Extension Fund’s Business and Structure—Recent legislation may allow the Extension Fund to incur additional indebtedness.”

6. Page 106 of the Offer to Exchange is amended and supplemented by deleting the paragraph under the heading “—Default” and replacing it with the following:

If a stockholder fails to make a capital contribution when due, and such default remains uncured for seven business days, the New Subscription Agreement provides that the Extension Fund may, among other remedies, prohibit such defaulting stockholder from purchasing additional shares and cause the defaulting stockholder to forfeit 50% of the shares then held by the defaulting stockholder.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

TCW DIRECT LENDING LLC

By:	/s/ JAMES KRAUSE
Name: James Krause
Title: Chief Financial Officer